Mail Stop 6010

								March 20, 2006

Via U.S. Mail and Facsimile

Mr. James E. Brenn
Senior Vice President and Chief Financial Officer
Briggs & Stratton Corporation
12301 West Wirth Street
Wauwatosa, WI 53222

Re:	Briggs & Stratton Corporation
	Form 10-K for the Fiscal Year Ended July 3, 2005
      Filed September 16, 2005
	File No. 001-01370

Dear Mr. Brenn:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in future filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K as of July 3, 2005

Item 8. Financial Statements and Supplementary Data, page 18

Note (3) Acquisitions, page 27

1. We note your acquisition of Simplicity Manufacturing, Inc. on July
7, 2004 and that $103 million of the purchase price was allocated to goodwill. Please disclose in future filings the valuation methodologies and significant assumptions used to allocate the purchase price to the acquired assets and liabilities, including goodwill and intangible assets. In addition, please also disclose the factors that contributed to a purchase price resulting in the recognition of goodwill as required by paragraph 51.b. of SFAS 141.

2. We note your acquisition of certain assets of Murray and the transition supply agreement for $122.7 million. In connection with that transaction we also see that you recorded negative goodwill of
$19.8 million. Please tell us how you determined that the acquisition of the Murray assets was an acquisition of a business as defined in EITF Issue 98-3 and SFAS 141, as opposed to an acquisition of assets. Please be detailed and specific in supporting your conclusion and the underlying accounting.

Note (4) Goodwill and Other Intangible Assets, page 29

3. We note that you attribute the allocations to other intangible assets to independent valuations. Since you attribute the valuations to experts, you should identify the experts and present their consents in any registration statement incorporating your Form 10-K.
Alternatively, in future filings, you should delete the reference to the valuation experts and present disclosure specifically describing valuation methods and significant assumptions actually applied in valuing individually material amounts. We will not object if you disclose in future filings, if true, that you considered factors including independent valuations, as long as there is disclosure about the valuation methods and assumptions and disclosure that management is responsible for the amounts recorded for those assets.

4. We note that you recorded indefinite-lived intangible assets for trademarks/brand names of $67 million related to the Simplicity acquisition. Explain to us why you believe that these intangible assets have indefinite lives in accordance with paragraph 11 of SFAS
142.  Please be specific in your response.





Note (14) Employee Benefit Costs, page 38

Retirement Plan and Other Postretirement Benefits, page 38

5. We note that you recorded a minimum pension liability adjustment of $53,659,000, net of tax of $34,306,000 in other comprehensive income and that you incurred a significant actuarial loss amounting to $124,756,000 during fiscal 2005. Please expand MD&A in future filings to provide disclosure about the underlying factors responsible for the significant minimum pension liability adjustment and the actuarial loss in 2005. While we see disclosure about the computational consideration leading to the minimum pension liability on page 39, the MD&A disclosure should focus on the substantive reasons for these significant changes in your pension disclosures. Please also expand to address how significant actuarial losses are considered in and affect your accounting for the defined benefit pension plans.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-6010. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lynn Dicker at (202) 551-3616 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.


      Sincerely,



Gary Todd
Reviewing Accountant


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Mr. James E. Brenn
Briggs & Stratton Corporation
March 20, 2006
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